CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES COMPLETION OF THE OFFER TO ACQUIRE LARICINA ENERGY LTD.
CALGARY, ALBERTA – SEPTEMBER 14, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that its offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Laricina Shares”) in the capital of Laricina Energy Ltd. (“Laricina”), as previously described in the Laricina press release dated July 26, 2018, has been accepted by holders of Laricina Shares representing 98.7% of the issued and outstanding Laricina Shares on a fully diluted basis. Accordingly, the minimum tender requirement under applicable Canadian securities laws has been satisfied and all other conditions to the Offer have been satisfied.
Computershare Investor Services Inc. reported that as of 3:00 p.m. (Calgary time) on September 13, 2018, being the expiry time of the initial deposit period of the Offer, a total of 568,724,430 Laricina Shares (the “Tendered Shares”) were validly deposited under the Offer and not withdrawn. Canadian Natural has taken up and accepted for payment the Tendered Shares. An amount in the aggregate of $46,351,041.05 will be paid to the former holders of the Tendered Shares by no later than September 18, 2018.
In addition, the Offer is being extended for the mandatory extension period under applicable Canadian securities laws until 11:59 p.m. (Calgary time) on September 24, 2018 to allow those Laricina shareholders who have not yet tendered their Laricina Shares to the Offer an opportunity to do so. Canadian Natural will take up and pay for any Laricina Shares validly deposited to the Offer during the mandatory extension period within 10 calendar days after any such deposit.
After the mandatory extension period, Canadian Natural has agreed to acquire any remaining outstanding Laricina Shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta).
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com